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                                                                 SEC FILE NUMBER
                                                                 001-14793
                                                                 CUSIP NUMBER

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25



                           NOTIFICATION OF LATE FILING

(Check one:) [X] Form 10-K [ ]Form 20-F [ ] Form 11-K [ ] Form 10Q [ ]
             Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  December 31, 2005

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:


 Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I  -- REGISTRANT INFORMATION


First BanCorp.
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Full Name of Registrant

N/A
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Former Name if Applicable

1519 Ponce De Leon Avenue
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Address of Principal Executive Office (Street and Number)

San Juan, Puerto Rico 00908-0146
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   [ ]      (b)   The subject annual report, semi-annual report, transition
                  report on Form 10K, Form 20-F, Form 11-K, Form N-SAR, or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof,


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                  will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III --- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in a press release dated December 13, 2005, First Bancorp (the "Company") is in the process of preparing restated financial statements to correct the accounting for certain mortgage-related transactions that the subsidiary Bank entered into with other financial institutions and for the interest rate swaps that it uses to hedge the interest rate risk inherent in its brokered certificates of deposit and medium term notes. In addition, the restatement may also address other accounting matters identified as a part of the on-going restatement process. First BanCorp intends to complete the restatement process and file restated financial statements with the Securities and Exchange Commission in the summer of 2006. It expects to file the 2005 annual report on Form 10-K thereafter.


SEC   1344(07-03) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV ---OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Luis M. Cabrera                    (787)                     729-8111
--------------------------   --------------------   ---------------------------
        (Name)                  (Area Code)              (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been file? If answer is no, identify report(s). Yes [ ] No [X]


      The Company's Quarterly Reports on Form 10-Q for the periods ended June 30, 2005 and September 30, 2005 have not been filed, also pending completion of the Company's preparation of the restated financial statements.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            Yes  [ ]    No   [X]

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company does not know now whether the results for the fiscal year ended December 31, 2005 will significantly differ from the 2004 fiscal year because it has not completed either the process of preparing restated financial statements for 2004 and for the first quarter of 2005 or the process of preparing interim financial statements for the second and third quarters of 2005.

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                                 First BanCorp.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 17, 2006                    By: /s/ Luis M. Cabrera
      -----------------------               ---------------------------
                                            Name: Luis M. Cabrera
                                            Title: Executive Vice President
                                            and Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Sections 232,201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T (Section 232.13(b) of this chapter.